Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

September 27, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Margaret Sawicki Julie Sherman Terence O'Brien

Re:	Aldel Financial II Inc. Draft Registration Statement on Form S-1 Submitted September 9, 2024 CIK No. 0002031561

Dear Mr. Danberg:

On behalf of our client, Aldel Financial II Inc., a Cayman Islands exempted company (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on September 9, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter dated September 19, 2024 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 9, 2024

Cover Page

1.	We note your revised disclosure that you "expect that [y]our company will generally have priority over any other special purpose acquisition companies subsequently formed by [y]our sponsor or directors (if any) with respect to acquisition opportunities until [you] complete [y]our initial business combination or enter into a contractual agreement that would restrict [y]our ability to engage in material discussions regarding a potential initial business combination." Please expand on your statement to address special purpose acquisition companies affiliated with your officers. Additionally, please explain why you expect this company to have priority with respect to such acquisition opportunities. To the extent your sponsors, officers and/or directors are committing themselves to allocate opportunities to acquire targets in this way, please revise your disclosure to clarify it is a formal commitment rather than your expectation. Finally, please explain why this priority will only exist "generally" and discuss any exceptions or limitations

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 39, 71 and 110 of the Registration Statement.

Risk Factors

Risks Relating to our Management Team

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes..., page 69

2.

We note your revised disclosure in response to previous comment 12 that "there is no such material litigation, arbitration or governmental proceeding currently pending against any members of our management team and affiliated companies." Please revise to disclose if you are aware of any such civil disputes or government investigations to the extent material, regardless of whether they are currently pending or if they have been resolved or completed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Registration Statement.

Dilution, page 92

3.	We refer to our previous comment 15. Please explain your basis for also adding back the payable for the deferred offering costs. In this regard, please tell us when and how these will be paid.

Response: As the balance sheet date, Company had deferred cost asset and an offsetting deferred offering cost payable because none of thoese cost were paid. Company has $205,000 in cash from the Promissory note from Sponsor and sale of Founder Shares. Company has adequate liquidity to pay the costs.

Principal Shareholders, page 143

4.

We note your response to previous comment 19. Please clarify how you calculated 98.6% for the total Class B shares owned by all officers, directors and director nominees as a group prior to the offering based on the amounts shown above in the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Registration Statement.

Sponsor Ownership, page 144

5.

We note your revised disclosure in response to previous comment 20 that none of the non-managing sponsor investors, nor any other persons, have direct or indirect material interests in the sponsor. Elsewhere, you note that "[t]he non-managing sponsor investors have indicated an interest to purchase, indirectly through the purchase of membership interests of our sponsor, an aggregate of 345,000 private units (or 375,280 private units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per unit ($3,450,000 in the aggregate, or $3,752,800 if the underwriters’ over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering" (emphasis added). Please explain why the non-managing sponsor investors will not have a material interest in the sponsor if they will purchase membership interests in the sponsor.

Response: The Company acknowledges the Staff’s comment and informs the Staff that (i) no non-managing sponsor member will own a material amount of the interests of the sponsor and (ii) the non-managing sponsor investors do not, under the sponsor’s operating agreement, have the right to take part in or interfere in any manner with the management, conduct or control of the business of the sponsor nor have the right to vote on any matter relating to the sponsor, its business or affairs. In addition, except in the case of incapacity, the non-managing sponsor investors have no right to remove the managing member of the sponsor. Further, the securities of the Company owned by the sponsor may not be withdrawn by any non-managing sponsor investor, and such securities would only be distributed to members pursuant to the terms of the sponsor’s operating agreement in connection with a business combination (absent the dissolution of the sponsor). The managing member of the sponsor also have the authority to forfeit the Company’s securities held by the sponsor in connection with a business combination without the approval of the non-managing sponsor investors as long as all members are treated equally. Accordingly, none of the non-managing sponsor investors will have a material interest in the sponsor .

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Robert I. Kauffman